SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A (AMENDMENT NO. 3)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the period of October through November 6, 2001

PE

ELBIT LTD.

(Translation of Registrant's Name into English)

MAR 05 2002

P.O. Box 286, Shefayim, Israel 60990
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes ☑ No

Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant's revised Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2001 and the first three quarters of 2001, revised to show changes to the Unaudited Condensed Interim Consolidated Financial Statements filed as Exhibit 1 to the Registrant's Form 6-K/A (Amendment No. 2) filed with the Securities and Exchange Commission on February 14, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT LTD.
(Registrant)

By: ______________________
Name: Peter Kirshen
Title: General Counsel and Corporate Secretary

Dated: March 4, 2002.

EXHIBIT INDEX

Exhibit No.	Description
1.	Unaudited Condensed Interim Consolidated Financial Statements.

EXHIBIT 1

ELBIT LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
as of September 30, 2001
(Unaudited)

ELBIT LTD.

CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
As of September 30, 2001

CONTENTS

	Page
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	
Consolidated Balance Sheets	2 - 3
Consolidated Statements of Income	4
Consolidated Statements of Shareholders' Equity and Comprehensive loss	5
Consolidated Statements of Cash Flows	6 - 7
Notes to the Financial Statements	8 - 15

ELBIT LTD.

CONSOLIDATED BALANCE SHEETS

In thousands of U.S. dollars

	September 30 2001 (Unaudited)	December 31 2000 (Audited)
CURRENT ASSETS		
Cash and cash equivalents	27,395	90,652
Deposits with banks and others	4,699	5,666
Marketable securities	2,219	8,720
Related party receivable	1,544	3,178 ~~3,248~~
Accounts receivable trade	230	1,507
Other receivables and prepaid expenses	1,115	2,259 ~~2,189~~
Inventories	25	5,897
	37,227	117,879
INVESTMENTS AND LONG-TERM RECEIVABLES		
Affiliated companies and other investments	~~113,901~~	~~143,471~~
	14,505	13,415
Available for sale securities	99,396	130,056
Deposits and loans	2,100	1,709
Receivables	-	246
Deposits for severance pay	11	761
	116,012	146,187
PROPERTY, PLANT AND EQUIPMENT		
Cost	12,272	13,850
Less - accumulated depreciation	5,032	5,950
	7,240	7,900
OTHER ASSETS, NET	9,998	2,810
	170,477	274,776

92312019

	September 30 2001	December 31 2000
	(Unaudited)	(Audited)
CURRENT LIABILITIES		
Loans and short-term credit	-	1,508
Accounts payable-trade	1,063	1,798
Other payables and accrued expenses	7,626	34,063
	8,689	37,369
LONG-TERM LIABILITIES		
Payables	1,301	-
Deferred income tax	35,764	46,802
Employees' termination obligations	54	759
	37,119	47,561
MINORITY INTEREST	353	6,028
SHAREHOLDERS' EQUITY		
Ordinary shares of NIS 0.003 par value: Authorized - 50,000,000 shares Issued and paid up – 22,283,941 shares as of September 30, 2001(as of December 31, 2000 - 22,178,941 shares)	11,189	11,189
Additional paid-in capital	55,241	54,918
Accumulated other comprehensive income	60,738	83,387
Retained earnings (loss)	(2,852)	34,324
	124,316	183,818
	170,477	274,776

Date of approval:
November 6, 2001

92312019-23

The accompanying notes are an integral part of the financial statements.

ELBIT LTD.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of U.S. dollars, except earnings (loss) per share

	For the nine months ended September 30		For the three months ended September 30		For the year ended December 31
	2001	2000(*)	2001	2000 (*)	2000 (*)
	(Unaudited)		(Unaudited)		(Audited)
SALES	600	3,011	511	1,167	3,011
COST OF SALES	126	2,587	125	1,002	2,587
Gross profit	474	424	386	165	424
RESEARCH AND DEVELOPMENT EXPENSES, NET	4,680	3,691	2,466	1,752	4,555
MARKETING AND SELLING EXPENSES	3,763	2,363	1,579	682	3,176
GENERAL AND ADMINISTRATIVE EXPENSES	4,448	4,356	2,019	1,155	5,053
	12,891	10,410	6,604	3,589	12,784
Operating loss	(12,417)	(9,986)	(5,678)	(3,424)	(12,360)
FINANCING INCOME, NET	1,995	1,525	530	444	2,607
OTHER INCOME (EXPENSES) , NET	~~654~~ (832)	101,915	(892)	73,697	90,863
~~Profit~~ Income (loss) before income taxes	~~(9,768)~~ (11,254)	93,454	(6,040)	70,717	81,110
INCOME TAXES (TAX BENEFIT)	~~(351)~~ (886)	33,520	(1,123)	25,490	28,359
	~~(9,417)~~ (10,368)	59,934	(4,917)	45,227	52,751
LOSSES FROM EQUITY INVESTMENTS	(4,944)	(2,716)	(1,684)	(1,336)	(5,063)
MINORITY INTEREST	2,332	(3,199)	749	(3,375)	(2,455)
Income (loss) from continuing operations	~~(12,029)~~ (12,980)	54,019	(5,852)	40,516	45,233
~~LOSS~~ INCOME (LOSS) FROM DISCONTINUED OPERATIONS	-951	(3,341)	-	(1,440)	(4,843)
~~ACCUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE~~					
Net income (loss)	(12,029)	50,678	(5,852)	39,076	40,390
EARNINGS (LOSS) PER SHARE					
BASIC EARNINGS (LOSS) PER SHARE					
Income (loss) from continuing operations	~~(0.54)~~ (0.58)	2.44	(0.26)	1.83	2.04
Income (~~L~~loss) from discontinued operations	-0.04	(0.15)	-	(0.07)	(0.22)
~~ACCUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE~~					
Basic earning (loss) per share	(0.54)	2.29	(0.26)	1.76	1.82
NUMBER OF SHARES USED IN COMPUTATION (IN THOUSANDS) OF BASIC EARNINGS (LOSS) PER SHARE	22,270	22,147	22,268	22,173	22,153
DILUTED EARNINGS (LOSS) PER SHARE					
Income (loss) from continuing operations	~~(0.54)~~ (0.58)	2.41	(0.26)	1.80	1.97

The accompanying notes are an integral part of the financial statements.

ELBIT LTD.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of U.S. dollars, except earnings (loss) per share

Income (Lloss) from discontinued operations	0.04-	(0.15)	-	(0.06)	(0.21)
~~ACCUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE~~					
Diluted earning (loss) per share	(0.54)	2.26	(0.26)	1.74	1.76
NUMBER OF SHARES USED IN COMPUTATION (IN THOUSDNADS) OF DILUTED EARNINGS (LOSS) PER SHARE	22,270	22,450	22,268	22,514	22,913

(*) Reclassified (see note 4 (1B))

The accompanying notes are an integral part of the financial statements.

ELBIT LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS` EQUITY AND COMPREHENSIVE LOSS

In thousands of U.S. dollars

	Number of share	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earning (loss)	Total comprehensive loss	Total
For the year ended December 31, 2000 (audited)							
Balance as of January 1, 2000	22,108,240	11,189	54,052	366,100	18,970		450,311
Net income	-	-	-	-	40,390	40,390	40,390
Warrants exercised and conversion of debentures	70,701	-	318	-	-		318
Unrealized loss from available for sale securities	-	-	-	(282,713)	-	(282,713)	(282,713)
						(242,323)	
Sale of treasury stock	-	-	548	-	-		548
Dividend	-	-	-	-	(25,036)		(25,036)
Balance as of December 31, 2000	22,178,941	11,189	54,918	83,387	34,324		183,818
For the period January - September 2001 (unaudited)							
Net loss	-	-	-	-	(12,029)	(12,029)	(12,029)
Warrants exercised	105,000	-	323	-	-		323
Unrealized loss from available for sale securities	-	-	-	(22,649)	-	(22,649)	(22,649)
						(34,678)	
Dividend	-	-	-	-	(25,147)		(25,147)
Balance as of September 30, 2001	22,283,941	11,189	55,241	60,738	(2,852)		124,316
						~~(34,678)~~	
For the period January - September 2000 (unaudited)							
Balance as of January 1, 2000	22,108,240	11,189	54,052	366,100	18,970		450,311
Net income	-	-	-	-	50,678	50,678	50,678
Warrants exercised and conversion of debentures	70,701	-	318	-	-		318
Unrealized loss from available for sale securities	-	-	-	(257,185)	-	(257,185)	(257,185)
						(206,507)	
Sale of treasury stock	-	-	548	-	-		548
Dividend	-	-	-	-	(25,015)		(25,015)
Balance as of September 30, 2000	22,178,941	11,189	54,918	108,915	44,633		219,655

The accompanying notes are an integral part of the financial statements.

ELBIT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of U.S. dollars

	For the nine months ended September 30		For the year ended December 31
	2001	2000	2000
	(Unaudited)		(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	(12,029)	50,678	40,390
Adjustments to reconcile net income (loss) to net cash used in operating activities			
Depreciation amortization	2,621	2,702	3,094
Deferred taxes	720	-	(720)
Deposits for severance pay	341	28	227
Provision for severance pay	(108)	(172)	(150)
Decrease in marketable securities	152	17,753	27,161
Gain on sale of fixed assets and investments	(1,553)	(129,893)	(~~132,806~~128,792)
Minority interest and other adjustments	~~(2,512)~~(4,149)	~~1,494~~118	~~804~~(2,034)
Loss from equity investment	~~3,307~~ 4,944	~~1,340~~ 2,716	~~2,225~~ 5,063
Changes in operating assets and liabilities:			
Decrease (increase) in receivables and prepaid expenses	(139)	5,306	7,614
Decrease in related party receivable	164	181	146
Inventories	-	(296)	(1,968)
Increase (decrease) in accounts payable and accrued expenses	(18,558)	25,052	~~20,813~~16,799
	(15,565)	(76,505)	(73,560)
Net cash used in operating activities	(27,594)	(25,827)	(33,170)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed and other assets	(378)	(445)	(670)
Proceeds from sale of fixed assets and investments	27	~~11,439~~239	~~11,422~~222
Investment in affiliated companies	(6,141)	(4,533)	(4,827)
Net assets of newly consolidated subsidiaries (see below)	(6,138)	(137)	(181)
Net assets of formerly consolidated subsidiaries (see below)	337	~~42,776~~53,976	~~42,776~~53,976
Other long-term loans granted	-	(1,500)	(1,500)
Long-term loans granted to employees	(130)	(64)	(77)
Long-term loans repaid by employees	-	41	51
Long-term loans repaid by related party	3,000	10,000	10,000
Changes in short-term deposits with banks, net	1,100	-	(1,117)
Long-term bank deposits	-	(4,373)	(4,373)
Proceeds from sale of securities, net	1,600	-	65,834
Net cash provided by (used in) investing activities	(6,723)	53,204	117,338
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from exercise of warrants	323	164	164
Proceeds from sale of treasury stock	-	548	548
Dividends paid	(27,827)	(25,015)	(25,036)
Repayment of debentures	(1,436)	(1,447)	(1,447)
Repayment of long-term loans	-	(633)	(1,863)
Changes in short-term credit, net	-	(128)	(185)
Net cash used in financing activities	(28,940)	(26,511)	(27,819)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(63,257)	866	56,349

The accompanying notes are an integral part of the financial statements.

ELBIT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of U.S. dollars

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	90,652	34,303	34,303
CASH AND CASH EQUIVALENTS AT END OF PERIOD	27,395	35,169	90,652
INCOME TAX PAID	15,147	98	7,271
INTEREST PAID	60	226	305

The accompanying notes are an integral part of the financial statements.

ELBIT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

In thousands of U.S. dollars

	For the nine months ended September 30 2001	For the nine months ended September 30 2000	For the year ended December 31 2000
	(Unaudited)	(Unaudited)	(Audited)
NONCASH ACTIVITIES			
Sale of HyNex activity for Cisco's shares	-	95,887	95,887
Shares issued upon conversion of debentures	-	155	155
PURCHASE OF NEWLY CONSOLIDATED SUBSIDIARIES			
Working capital (excluding cash)	77	-	318
Investment in affiliated companies	1,450	-	-
Fixed assets	(636)	-	(55)
Purchased intangible (2000- goodwill)	(7,217)	(459)	(2,949)
Minority interest	188	322	2,564
Balance of investments upon consolidation	-	-	(59)
	(6,138)	(137)	(181)
SALE OF FORMERLY CONSOLIDATED SUBSIDIARIES			
Working capital (excluding cash)	448	~~(788)~~2,079	~~(788)~~2,079
Fixed assets	327	~~1,220~~1,957	~~1,220~~1,957
Goodwill	-	~~1,250~~11,313	~~1,250~~11,313
Long -term liabilities	(602)	(18)	(18)
Minority interest	(1,396)	(198)	(198)
Cisco's shares received	-	(95,887)	(95,887)
Capital gain	1,560	~~39,541~~ 128,947	~~39,541~~ 128,947
Provision for selling expenses	-	~~1,769~~ 5,783	~~1,769~~ 5,783
	337	~~42,776~~ 53,976	~~42,776~~ 53,976

The accompanying notes are an integral part of the financial statements.

ELBIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars)
(Unaudited)

Note 1 - GENERAL

The accompanying financial statements have been prepared as of September 30, 2001, and for the three months then ended. These statements should be read in conjunction with the annual financial statements of Elbit Ltd. as of December 31, 2000. The interim financial statements include all adjustments which are, in the opinion of the management, necessary for a fair presentation. All such adjustments are of a normal recurring nature.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of these statements are identical to those applied in preparing the latest annual financial statements.

Note 3 - INVENTORIES

	September 30 2001	December 31 2000
	(Unaudited)	(Audited)
Finished goods	-	2,744
Work in process	-	1,811
Materials and spare parts	25	1,342
	25	5,897

Note 4 - INVESTMENT

(1) A. Elbit Vision Systems Ltd. (EVS) – EVS develops, manufactures and markets quality control systems for the textile industries. At the end of March 2001, the Company signed an agreement with an investor, according to which the Company sold the investor approximately 3.5 million shares of EVS at $1.00 per share in two trenches: $2 million upon consummation of the transaction and $1.5 million no later than March 15, 2002, if EVS achieves certain specified milestones with respect to its financial results for 2001. In addition, the investor purchased directly from EVS shares in two trenches, each at a price of $1.00 per share: $1.5 million upon consummation of the transaction and $1.5 million no later than March 15, 2002, in the event that EVS achieves certain specified milestones with respect to its financial results for 2001.

(In thousands of U.S. dollars)

Note 4 - INVESTMENT (CONT.)

The first trenches were completed and the Company record a capital gain before tax in the amount of approximately $1.5 million (after tax in the amount of approximately $950 thousands). After the initial trenches, the Company holds approximately 16% interest in the voting rights of EVS.

At completion of the transaction in 2002, the Company's interest in EVS will decline approximately 10%.

As part of the abovementined transaction, the Company invested $3 million in Cell-Data, a Company owned by the investors' family, for approximately 14% interest in Cell-Data. Upon the achievement by Cell-Data of certain commercial milestones the Company will invest a further $1.5 million, increasing its shareholdings to approximately 21%.

B. The Company ceased the consolidation of EVS in the first quarter of 2001. Consequently the results of EVS for the year ended December 31, 2000, and for the period of nine and three months ended September 30, 2000 are reclassified in the consolidation statements of income and are presented in loss from discontinued operation.

(2) In March 2001, the Company signed an agreement with Cell-Act Ltd. (Cell-Act), a company engaged in developing solutions for data transfer by different cellular technologies. According to the agreement, the Company will invest in Cell-Act up to approximately $2.0 million in consideration for approximately 45% of the Ordinary share capital of Cell-Act. As of September 30, 2001 the Company had invested $1.3 million.

In addition, the Company has additional two options to invest in Cell-Act. According to the first option, the Company is entitled to acquire a further 20% of Cell-Act at a price that will be determined in accordance with the extent to which Cell-Act has met business goals. Under the second option, exercisable following to the approval of Cell-Act's financial statements for 2003, the Company will be entitled to acquire ownership of the balance of Cell-Act's issued capital at 50% of Cell-Act's market value on the option exercise date.

(In thousands of U.S. dollars)

Note 4 - INVESTMENT (CONT.)

(3) During the second quarter of 2001, the Company signed an agreement to purchase all the assets, rights, property and net of certain liabilities of Value flash, Inc., U.S. corporation ("Vflash") in consideration for approximately $6.8 million. The excess of the cost of the investment over the carrying value of its assets is a proximately $5.5 million. In addition the Company will grant options to key employees of Vflash to purchase 400,000 Elbit Ltd. common shares. The Company has not yet completed its evaluation of the allocation of the excess of cost over the carrying value of the assets acquired.

Vflash is engaged in direct marketing over the internet and has developed a solution enabling to deliver directly to desktops of the customers of Vflash personalized data based on their predefined preferences and interest.

(4) During the third quarter of 2001, the Company signed an agreement with Adreact PLC, U.K. corporation ("Adreact"). Adreact is engaged in marketing and developing products for interactive contact between the advertisor and the end user by way of mobile phone. According to the agreement, the Company invested in Adreact up to approximately $1.0 millions in consideration for approximately 38% of the Ordinary share capital of Adreact.

(5) During the third quarter of 2000, the Company signed an agreement for the establishment of a new company, Textology Inc., U.S. corporation ("Textolgoy") that will be engaged in the developing and marketing of technology to enable data management. According to the agreement, Elbit invested $3.3 million in consideration for approximately 55% of Texology ordinary share capital. In addition, the Company received an option for one year to increase its holdings in Texsology by 8.75% in consideration for $2.0 million.
During the third quarter of 2001, the Company exercised the option according to the agreement. After the exercise of the option, the Company holds 63.75% interest in the ordinary share of Texsology.

(In thousands of U.S. dollars)

Note 4 - INVESTMENT (CONT.)

(6) During the third quarter of 2000, the Company signed an agreement with Israel Commerce Community ICC Ltd. ("ICC"). ICC which is engaged in the developing of technology enabling businesses to outsource all or part of their procurement-related activities. According to this agreement, the Company invested $2.25 million in consideration for 25% of ICC's share capital. In addition the Company received an option for one year to invest an additional $1.0 million by August 15, 2001 in consideration for approximately 7.5% in ICC.

During the third quarter of 2001, the Company and part of the other investors signed a new agreement, according to which, the Company invested approximately $1.0 million in consideration for approximately 30% in ICC. Consequently the Company holds approximately 55% in of ICC.

(7) During the third quarter of 2000, the Company signed an agreement with StarkeyNet LTD, a company engaged in developing and marketing technology to enable a complete solution for users to operate computerized applications in e-business markets with natural language user interface. According to this agreement, Elbit invested $2.0 million in consideration for approximately 40% of the ordinary share capital of StarkeyNet. During the fourth quarter of 2000, the Company's holding decreased to 38%, as a result of a conversation of an option by one of the shareholders.

During the third quarter of 2001, the Company and part of the other investors singed an agreement according to which the Company invested approximately $500 thousands. Consequently the Company holds approximately 42% interest in Starkey Net.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)
(Unaudited)

Note 5 - OTHER INCOME (EXPENSES), NET

	For the nine months ended September 30		For the three months ended September 30		For the year ended December 31
	2001	2000	2001	2000	2000
	(Unaudited)		(Unaudited)		(Audited)
Gain (loss) on disposal of subsidiaries and operations ~~and operati~~, net	~~1,533~~ (926)	~~111,990~~ 129,439	-	~~72,541~~ ~~86,354~~ 89,990	~~104,024~~ 128,101
Loss from available for sale securities	-	~~(892)~~ (13,813)		(13,813)	(23,085)
Loss on disposal of fixed assets	(7)	~~(73)~~(14)	-	(22)	~~(285)~~ (17)
Other income (expenses), net	~~(3,410)~~ 101	~~(11,779)~~ (13,6~~38~~97)	~~(1,979)~~ (892)	~~771~~ ~~1,178~~ (2,458)	~~(16,120)~~ (14,136)
	~~(1,884)~~ (832)	~~100,138~~ 101,915	~~(1,979)~~ (892)	~~73,290~~ 73,697	~~87,619~~ 90,863

Note 6 - RECONCILIATION TO ISRAELI GAAP

The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles applicable in the U.S. ("U.S. GAAP"). The main differences between US GAAP and Israeli GAAP, as applicable to these financial statement, are detailed below.

~~A.~~I. **Differences between US GAAP and Israeli GAAP:**

1. A building sale to Elbit System Ltd.

According to generally accepted accounting principles in Israel, the Company should charge to capital reserve the gain from the building which was sold to Elbit Systems Ltd.

According to US GAAP the gain is recognized in the statement of income.

ELBIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except earnings (loss) per share
(Unaudited)

Note 6 - RECONCILIATION TO ISRAELI GAAP (CONT.)

~~A.~~I. **Differences between US GAAP and Israeli GAAP (CONT.):**

2. Marketable equity securities

According to generally accepted accounting principles in Israel, the Company's investment in Partner should be included with long-term investments in the balance sheet at cost. In addition the changes in the market value of Cisco's shares should be included in the statement of income.

According to US GAAP investments in marketable equity securities that are available for sale should be presented at fair market value. Changes in the fair market value should be included in shareholders equity as comprehensive income.

B. The effect of the above differences between US GAAP and Israeli GAAP on the Company's financial statements are detailed below.

ELBIT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

In thousands of U.S. dollars, except earnings (loss) per share
(Unaudited)

Note 6 - RECONCILIATION TO ISRAELI GAAP (CONT.)

(1) Statements of income

	For the nine months ended September 30		For the three months ended September 30		For the year ended December 31
	2001	2000	2001	2000	2000
	(Unaudited)		(Unaudited)		(Audited)
A. Net income (loss) as reported according to US GAAP	(12,029)	50,678	(5,852)	39,076	40,390
Effect of the sale of the building to Elbit Systems Ltd.	-	59	-	-	-
Effect of marketable securities	(4,749)	-	(2,366)	-	185
Net income (loss) according to Israeli GAAP	(16,788)	50,737	(8,218)	39,076	40,575
B. Earnings (loss) per share					
Basic earnings (loss) per share					
US GAAP	(0.54)	2.29	(0.26)	1.76	1.82
Israeli GAAP	(0.53)	2.23	(0.25)	1.71	1.83
Diluted earning (loss)					
US GAAP	(0.54)	2.26	(0.26)	1.74	1.76
Israeli GAAP	(0.53)	2.23	(0.25)	1.71	1.83

(2) Balance sheet

	As reported	Adjustments	As per Israeli GAAP
As of December 31, 2000			
Investments	143,471	(130,004)	13,467
Total assets	274,776	(130,004)	144,772
Deferred taxes	46,802	(46,802)	-
Accumulated other comprehensive income	83,387	(83,387)	-
Capital reserve	54,918	10,073	64,991
Retained income	34,324	(9,888)	24,436

(In thousands of U.S. dollars)

Note 6 - RECONCILIATION TO ISRAELI GAAP (CONT.)

	As reported	Adjustments	As per Israeli GAAP
As of September 30, 2001			
Investment	113,901	(99,344)	14,557
Total assets	170,477	(99,344)	71,133
Dreferred tax	35,764	(35,764)	-
Accumulated other comprehensive income	108,915	(108,915)	-
Capital reserve	55,241	10,073	65,314
Retained income (deficit)	(2,852)	(14,637)	(17,489)

Note 7 - DIVIDEND

On April 3, 2001, the Company distributed a cash dividend in the amount of approximately $25 million ($1.13 per share).

Note 8 - NEW ACCOUNTING PRONOUNCEMENT

In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations ("FAS 141") and No. 142, Goodwill and Other Intangible Assets ("FAS 142"). FAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under FAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. All other intangible assets will continue to be amortized over their estimated useful lives. The amortization provisions of FAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt FAS 142 effective January 1, 2002. The Company is currently evaluating the effect that adoption of the provisions of FAS 142 that are effective January 1, 2002 will have on its results of operations and financial position. Had the Company adopted SFAS 142 at January 1, 2000, the Company would not have recorded amortization of goodwill of 4,134 and 2,353 for the year December 31, 2000 and for the nine months ended September 30, 2001, respectively.

Note 9 - SUBSEQUENT EVENTS

(1) On October 31, 2001, the Company signed a merger agreement with Elron electronic industries Ltd. (hold's approximately 44% interest in the Company). Pursuant to the merger agreement Elbit will be merged with Elron and Elron will issue to Elbit's shareholders, other than Elron, newly issued Elron's shares based on an exchanged ratio of 0.45 Elron ordinary share for each ordinary share of Elbit.

The completion of the transaction is subject to a certain conditions including court approval, the approval of shareholders and creditors of both companies, and the receipt of regulatory approvals required by law. There is no assurance that all the approvals will be obtained and that the merger will be consummated.

(2) Mr. Yigal Baruchi has retired from his position as the Company's president and CEO and pursuant to a resolution of the board of directors he will be entitled to approximately U.S. $1.3 million as a retirement benefit. The resolution is subjected to the approval of the shareholders' at a meeting scheduled for January 2002.

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